Annual Report

Cover Page

Name of issuer:

Make Community LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/7/2019

Physical address of issuer:

150 Todd Road
Santa Rosa CA 95407

Website of issuer:

https://make.co/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$1,667,734.00	$1,799,968.00
Cash & Cash Equivalents:	$109,100.00	$344,467.00
Accounts Receivable:	$168,383.00	$76,048.00
Current Liabilities:	$1,348,765.00	$1,277,630.00
Non-Current Liabilities:	$1,150,000.00	$500,000.00
Revenues/Sales:	$3,860,968.00	$3,896,839.00
Cost of Goods Sold:	$2,196,846.00	$2,189,877.00
Taxes Paid:	$0.00	$0.00
Net Income:	($927,557.00)	($754,331.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Make Community LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dale Dougherty	Publisher	Make Community LLC	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Todd Sotkiewicz	Vice President	2019
Dale Dougherty	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Dale Dougherty	21264545.0 Class B Units	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering

statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business is particularly sensitive to fluctuations in general economic conditions in the United States and other global markets in which we operate. A decline in global or regional economic conditions, or consumers' fears that economic conditions will decline, whether due to inflation, elevated interest rates, or other economic, pandemic or geopolitical uncertainties could cause declining consumer spending, or other dynamic factors generally affecting economic conditions.

Holders of Class A-1 Units have no voting rights. As a result, practically all matters will be decided by the vote of the holders of Class B Units which currently consist of the founder of the Company. As a result, conflicts of interest may arise among the holders of Class B Units, on the one hand, and the holders of Class A-1 Units on the other hand. The Class B Unit holder has the ability to influence the Company's business through the ownership of the sole voting units. If the holders of Class A-1 Units are dissatisfied with the performance of the Company, they have no ability to remove the manager. The manager has the sole discretion regarding the amounts and timing of distributions to members, including to decide to forego such distributions.

Event disruption risks such as weather conditions, natural disasters, pandemics and health emergencies, civil or political unrest, terrorism or security concerns, transportation, regulatory changes, economic uncertainty and infrastructure availability may negatively impact the successful presentation of a live event and financial results. Events involve large gatherings of people, which can pose health and safety risks. Any incidents could result in liability claims and damage to reputation.

The Company licenses Maker Faires throughout the world. Operating conditions for successful licensed events vary by location. The availability and cost of suitable venues are critical to our operations. Increases in venue costs or difficulty in securing appropriate venues could adversely affect profitability.

Consumer and sponsor interest in events and the talent/product presenting at events is subject to changing market interests.

The Company is dependent on the success of its products beyond Maker Faire including its magazine, books, educational programs and e-commerce activities.

Business projections are estimates; objectives may not be reached because of changes in revenue models and unexpected circumstances impacting assumptions. Our business experiences seasonal variations, which could lead to fluctuations in financial performance.

The Company may need to raise more money, debt or equity, in the future. Operational cuts could be necessary if future fund-raising activities are not sufficient. If we issue additional equity securities to

activities are not sufficient. If we issue additional equity securities to obtain funding, such an issuance may result in substantial dilution to the holders of Class A-1 Units who do not have anti-dilution rights. An issuance of additional equity securities would result in a reduction of an existing Unit holder's percentage interest in the Company. If the Company raises debt financing, it may be required to secure the financing with all of its business assets, which could be sold or retained by the creditor.

Technology and privacy changes impacting the use of current customer acquisition digital tools could impact the Company's ability to direct market to consumers. Our reliance on technology for ticket sales, marketing and event management makes the Company vulnerable to cyber attacks, system failures, and technological disruptions.

The Company must comply with various laws and regulations including labor laws and data protection regulations. Non-compliance could result in fines, legal action and reputational damage.

There can be no assurance that the Company's insurance coverage will be sufficient to cover the full extent of all losses or liabilities, that the Company will be able to obtain coverage at commercially reasonable rates or obtain adequate coverage.

The Company's business relies on intellectual property, including trademarks and copyrighted material. Any infringement on our intellectual property or failure to protect it could harm the Company's competitive position.

Unlike listed companies, that are valued publicly through market-driven prices, the valuation of private companies is difficult to assess, and you may risk overpaying for your investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the Company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Units	21,264,545	21,264,545	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	Total Pool: Issued:

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dale Dougherty
Issue date	07/09/23
Amount	$500,000.00
Outstanding principal plus interest	$500,000.00 as of 05/01/24
Maturity date	12/31/30
Current with payments	Yes

Loan

Lender	Dale Dougherty
Issue date	12/30/25
Amount	$650,000.00
Outstanding principal plus interest	$1,150,000.00 as of 12/30/25
Maturity date	12/31/30
Current with payments	Yes

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2025	Regulation Crowdfunding	Priced Round	$312,468	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dale Dougherty
Amount Invested	$650,000.00
Transaction type	Loan
Issue date	12/31/25
Outstanding principal plus interest	$1,150,000.00 as of 03/05/26
Maturity date	12/31/30
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Dale Dougherty
Amount Invested	$500,000.00
Transaction type	Loan
Issue date	07/09/23
Outstanding principal plus interest	$500,000.00 as of 05/01/24
Maturity date	12/31/30
Current with payments	Yes
Relationship	Management Member

The single member (Dale Dougherty) serves on the board of a separate entity that licenses certain books and event rights from the Company. This separate entity also perform marketing activities on behalf of the Company. It is paid 18% of sales for its book marketing activities. The Company generated revenue of $722,973 and $671,737 in 2022 and 2023, respectively, and incurred cost of revenue of $526,450 and $438,415 in 2022 and 2023, respectively, related to this related party.

The single member (Dale Dougherty) serves on the board of Maker Education Initiative (MEI). MEI has received charitable contributions from a separate company through the sale of the Company's books.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.**Overview**

Where unleashed potential, creativity, innovation, technology and hands-on-learning intersect

Milestones

Make Community LLC was organized in the State of Delaware in June 2019.

Since then, we have:

- Making has democratized technology, leading to broader access, discovery, and mastery

- Life-long learning through making and technology is a career demand for everyone's economic future

- Making is increasingly a part of education systems, prominent in secondary schools and universities

- Maker Faire is formative, enhancing our sense of connection, belonging and responsibility

- Maker Faire is a gathering of tribes - connecting, exchanging ideas and knowledge across disciplines

- The world needs makers who understand and balance technology, making sure technology serves us all

- Acquiring know-how empowers makers to bend technology to their own goals

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2025, the Company had revenues of $3,860,968 compared to the year ended December 31, 2024, when the Company had revenues of $3,896,839. Our gross margin was 43.1% in fiscal year 2025, and 43.8% in 2024.

- *Assets*. As of December 31, 2025, the Company had total assets of $1,667,734, including $109,100 in cash. As of December 31, 2024, the Company had $1,799,968 in total assets, including $344,467 in cash.

- *Net Loss*. The Company has had net losses of $927,557 and net losses of $752,359.88 for the fiscal years ended December 31, 2025 and December 31, 2024, respectively.

- *Liabilities*. The Company's liabilities totaled $2,498,765.74 for the fiscal year ended December 31, 2025 and $1,777,630.45 for the fiscal year ended December 31, 2024.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

Included in the company's financing is $1,150,000 in related party debt.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future except for related party debt.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital at some time in the future. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty was increased because less than the maximum amount of securities offered in the WeFunder offering was sold. The Company may consider raising new capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Make cash in hand is $231,080, as of March 2026. Over the last three months, revenues have averaged $292,188/month, cost of goods sold has averaged $101,524/month, and operational expenses have averaged $211,114/month.

In 2024 Maker Faire Bay Area presented in Q4. In 2025 Maker Faire Bay Area presented in September.

To enhance revenue, we are focused on 1) adding a paid newsletter program 2) enhancing both our digital sales of books and adding retail distribution partners. In Q1-Q2 2026, we are reducing salary costs to better manage expenses. We are also enhancing our managment of data.

We expect to achieve profitability in 2028. This will be achieved through a combination of added subscription products, retail distribution partners and reduced expenses.

We expect to add new related party debt to support 2026 operating losses.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating

history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Dale Dougherty, certify that:

(1) the financial statements of Make Community LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Make Community LLC included in this Form reflects accurately the information reported on the tax return for Make Community LLC filed for the most recently completed fiscal year.



Dale Dougherty

President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead

Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed

to investors before investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://makerfaire.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Dale Dougherty
Dale Dougherty
Todd Sotkiewicz

Appendix E: Supporting Documents

Make_Operating_Agreement_Final_2024.pdf
Make_Operating_Agreement_Final_Joinder.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Make Community LLC Subscription Agreement 2024

Custodial and Voting Agreement

Early Bird Custodial and Voting Agreement

Make Community LLC Subscription Agreement 2024

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Dale Dougherty

Dale Dougherty

Todd Sotkiewicz

Appendix E: Supporting Documents

Make_Operating_Agreement_Final_2024.pdf
Make_Operating_Agreement_Final_Joinder.pdf

Wefunder Portal will review the information you provide before we agree to submit a Annual Report to the SEC. Our

review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Annual Report may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Annual Report to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Annual Report we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Annual Report that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Annual Report on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Annual Report.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Annual Report is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ I verify the Annual Report is 100% accurate

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Make Community LLC

By

Todd Sotkiewicz

VP

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Todd Sotkiewicz

VP
3/16/2026

Dale Dougherty

President
3/16/2026

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.